Harbin Electric, Inc.
No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu, Harbin, China

VIA EDGAR

May 12, 2010

Geoffrey Kruczek
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Harbin Electric, Inc.
Amendment No. 2 to the Registration Statement on Form S-3/A
Filed April 30, 2010
File No. 333-166183

Dear Mr. Kruczek:

Harbin Electric, Inc., a Nevada corporation (the “Company”), hereby provides responses to comments issued by the Securities and Exchange Commission (the “Commission”) on May 7, 2010 regarding our Amendment No. 2 to the Registration Statement on Form S-3 (the “Staff’s Letter”).  Contemporaneous with this submission we are filing a complete copy of an Amendment No. 2 to the Registration Statement on Form S-3/A (the “Amendment No. 2”) through the Commission’s Electronic Data Gathering, Analysis, and Retrieval system reflecting our below responses.

In order to facilitate your review of the Amendment No. 2, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.

Our responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Exhibit 5.1

1.
The legal opinion should address clearly all securities that may be sold in the offering.  We note that the opinion only covers shares of common stock issuable upon the exercise of warrants or in exchange or upon conversion of convertible debt securities but does not address shares or common stock that may be sold directly by you.  Please provide a revised opinion.

Securities and Exchange Commission
May 12, 2010

RESPONSE:  Changes to Exhibit 5.1 have been made in response to the Staff’s comment to cover all securities that may be sold in the offering.

2.
In light of the data restriction and disclaimer regarding subsequent changes in law or facts in the second paragraph on page 4, please file a revised opinion dated the same date on which you expect this registration statement to be declared effective.  Alternatively, file a revised opinion without the restriction and disclaimer.

RESPONSE:  Changes to Exhibit 5.1 have been made in response to the Staff’s comment.

Exhibit 5.2

3.
In light of the date restriction and disclaimer regarding subsequent changes in law or facts in the fourth paragraph on page 3, please file a revised opinion dated the same date on which you expect this registration statement to be declared effective.  Alternatively, file a revised opinion without the restriction and disclaimer.

RESPONSE:  Changes to Exhibit 5.2 have been made in response to the Staff’s comment.

In addition the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact our legal counsel, Angela Dowd, by telephone at (212) 407-4097.

Sincerely,

/s/ Tianfu Yang
Name: Tianfu Yang
Title: Chief Executive Officer, Director and Chairman of the Board